
neopenda
neopenda

NEOPENDA

Life-saving technology for the world's most vulnerable newborns

Highlights

VC-Backed

Raised $250K or more from a venture firm

1. 150,000+ monitoring hours across 50+ hospitals, 5,000+ newborns no longer left unseen
2. 53% YoY sales growth in Kenya
3. $6M+ from Fortune 500s, global health foundations, and top accelerators including Techstars

4. Patented, CE-marked, ISO 13485 certified, a validated commercial product

5. Built by Columbia-trained biomedical engineers with Medtronic, GSK, and Eli Lilly team experience

6. Qualified by WHO andUNITAID as a breakthrough technology for low-resource settings

Featured Investor

Chidozie Amuzie
Invested $15,000

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"Prior to founding My village health, we have dedicated our careers to advancing medical solutions that serve patients where they are — not where we think they should be. As healthcare professionals of African origin who have global work experience and deep roots in Africa, we understand that scalable, sustainable healthcare solutions in Africa must be designed, scaled and delivered for the local context, with the local market uniqueness in mind. This is the ethos that drives our work at my village health, and is the very foundation upon which Neopenda is built.

We have been closely following Neopenda's journey over the past year and have been deeply impressed with their clarity of purpose, their relentless focus on impact, and most importantly, their traction on the ground. Their flagship product, neoGuard, is not just a wearable vital signs monitor — it's a lifeline for patients and a critical decision-making tool for overburdened health workers in underserved areas. In an environment where too many lives are lost due to preventable causes, the impact of a solution like this is monumental.

But what makes us even more excited is Neopenda's vision beyond a single product. They are not just building devices — they are building an ecosystem of locally relevant, data-driven health technologies that have the potential to transform primary care delivery across Africa. This is exactly the kind of thinking and innovation that My Village Health is designed to support.

We invested because we believe Neopenda is one of the rare startups that is both mission-aligned and market-savvy. They understand how to build in partnership with health systems, how to scale responsibly, and how to meet the unique challenges of operating in African markets. And their team? They are exceptional. Smart, driven, humble, and deeply committed to patients — the kind of team you want to bet on.

Whether you're passionate about social impact, eager to diversify your investment portfolio with a high-growth company, or simply want to support an African-led innovation with global relevance — Neopenda is a compelling opportunity.

This is not just a cause. It's a smart investment in a team and a technology that are both making a difference and positioned for real value and commercial success in regions with high population growth.

You don't have to be a global health expert to see the value here — you just have to recognize a

You don't have to be a global health expert to see the value here — you just have to recognize a company that's solving big problems in smart, scalable ways for large populations.
We are proud to back Neopenda, and we invite you to join us in supporting a company that is not only transforming healthcare but also redefining what's possible in emerging markets."

Team



Sona Shah CEO & Co-founder

Founder who turns mission into capital. $6M+ raised from Fortune 500s and top global health funders. UN Women speaker, White House invitee, Techstars and Miller Center Fellow. BS Chemical Engineering, Georgia Tech. MS Biomedical Engineering, Columbia.

neopenda.com



Teresa Cauvel CTO & Co-founder

Builder who doesn't stop at the lab. Led neoGuard from concept through commercialization, logging 150,000+ hours in patient monitoring. BS Bioengineering, Santa Clara University. MS Biomedical Engineering, Columbia University.



Washington Dinga Sales Manager

Closer who performs in complex markets. 12+ years in pharma sales and business development. Grew key accounts at GlaxoSmithKline by 35%, sales at Medtronic by 25%, and more than 2x'd personal quota from 2023 to 2024.



Ryan Cavanaugh Supply Chain Lead

Operator who knows how to scale. 12+ years scaling manufacturing in electronics and aerospace. Led a 15-person team at Aalberts ($700M revenue). $4M annual sales at Kyocera International. MBA Strategic Management, University of Chicago.



Diana Byegon Customer Success Manager

Relationship builder with deep Kenya market knowledge. Led marketing for a top medical imaging facility in Kenya, managing 200+ strategic accounts and driving 30% YoY growth. BBA Marketing. MS Public Policy.

Memo

Saving Newborn Lives Today
Building The Future of Hospital Care Tomorrow

Every year, 2.3 million newborns die from causes we already know how to treat. It's not clinical failure. It's infrastructure failure.

Neopenda is a commercial medical device company at the turning point between early traction and scale.

We build vital signs monitoring technology for hospitals that operate with too few nurses, too many patients, and too little margin for error, starting with newborns in Africa.

The hardest risks are behind us. The biggest value creation is ahead.


neopenda
Image courtesy of Efficiency for Access, taken by Avicography



The Problem We Solve
The Gap Between a Check and a Crisis

Every day, patients die from causes that are preventable and treatable, not because clinicians don't know what to do, but because deterioration happens silently between checks.

In top U.S. hospitals, a nurse cares for 2 patients at a time. In many emerging markets, that ratio is 20-to-1 or worse. Clinical research shows that adding just one extra patient per nurse increases mortality by 16%.

When you're the only nurse in a crowded ward surrounded by fragile lives, you can't catch what you can't see. Patients deteriorate silently, care becomes reactive, and lives are lost, not because treatment doesn't exist, but because visibility does.



Now imagine you are that nurse. It's the middle of the night, the ward is full, and you have no equipment to tell you who needs you most. Somewhere in that room, a baby's oxygen is dropping. By the time you notice, the window for intervention may have passed.

intervention may have passed.

This is the reality for millions of hospitalized newborns. Not a failure of medicine, a failure of infrastructure.

The Problem

The Identification Gap
Distress is invisible until it's a crisis. Manual "spot-checks" miss the critical window for life-saving intervention.

The Staffing Barrier
1:20 patient ratios make continuous human oversight physically impossible.

The Data Void
Fragmented notes force doctors to rely on guesses. Without real-time data, deterioration remains hidden until it's fatal.

The Solution

Continuous Oversight
A wireless safety net that monitors every breath, every second. No baby is ever left unobserved.

Clinical Force Multiplier
One nurse can now safely manage an entire ward. We turn a staffing crisis into a data-driven workflow.

Resilient by Design
Built for reality, not a lab. While 70% of traditional tech fails, neoGuard thrives in heat, dust, and power surges.



Image courtesy of Efficiency for Access, taken by Avicography

Our Solution

neoGuard

neoGuard is a vital signs monitoring system purpose-built for real-world hospitals, giving clinicians the three scarcest resources in healthcare: visibility, prioritization, and time.

- Medical-grade wearable monitors track pulse rate, oxygen saturation, respiratory rate, and temperature.
- Data streams wirelessly to a centralized dashboard, giving one nurse visibility across an entire ward.
- Built-in localization helps staff find the right patient instantly.

In healthcare, minutes matter. neoGuard turns blind spots into action, and reactive care into proactive intervention.


neopenda
Current Capabilities
Continuous monitoring of 4 critical vital signs
Pulse Rate
Oxygen Saturation
Respiratory Rate
Temperature
Future Capabilities
Integrated key metrics
Blood Pressure
Risk Factors

Built for Reality
Not a Lab

Most patient monitors weren't built for real-world hospitals. They assume stable power, low patient density, and constant maintenance, and in many emerging markets, that's exactly why they end up abandoned, broken, or

locked away in equipment graveyards.

Fragile & Complex Hardware
Legacy MedTech breaks under real-world conditions.

Power Dependency
Frequent outages render most monitors useless.

Prohibitive Costs
High upfront costs and proprietary consumables limit repeat use.

Siloed Data
Data is trapped at the bedside, limiting visibility and delaying action.


Stephen Rudy/Courtesy of Gradian Health

We didn't retrofit Western hospital equipment. We started from scratch, spending years on the ground across dozens of hospitals, working alongside 1,000+ clinicians to design for the environments that need it most:

- Built-in battery life to withstand frequent power outages
- Durable and cleanable for overcrowded, high-turnover wards
- Affordable and scalable for facilities with limited budgets

The result is a system that is durable, intuitive, and affordable, and actually gets used.

Dust and particle proof.

Works without internet access.

Intuitive platform and device.

Built with long battery life to withstand power outages.

Centralized dashboard for 360-degree ward health monitoring.

Easily cleanable with common disinfectants for fast reuse.

Clinically Proven
Globally Certified

neoGuard is no longer an experiment or a pilot, it's a commercially deployed, regulated medical device trusted in clinical settings across multiple countries.

- CE Mark (Class IIb, EU), PPB clearance (Kenya), and TMDA clearance (Tanzania)
- ISO 13485 certified quality management system
- Patented in the U.S., Japan, and Kenya
- Qualified by the WHO and UNITAID as an innovative technology for low-resource settings

The regulatory heavy lifting is done. What remains is scale.

Beyond Pilots
Embedded in Care


Image courtesy of Efficiency for Access, taken by Avicography

e've moved decisively beyond early experimentation. neoGuard is now embedded in routine hospital care, delivering continuous monitoring at scale:

- 5,000+ patients monitored
- 500+ devices sold across 40+ customer facilities
- 150,000+ hours of monitoring logged
- 53% year-over-year revenue growth in Kenya
- 433% YoY growth in monitoring hours

Hospitals aren't evaluating neoGuard, they're using it.

How We Scale
Adoption That Compounds

Neopenda's growth strategy is built on a simple truth: in healthcare, trust travels. We enter hospitals through neonatal wards, the highest acuity, highest scrutiny environment, and let clinical outcomes do the selling.


01
Facility Entry
Establishing a high-acuity beachhead in neonatal wards to build foundational clinical trust.
02
Internal Expansion
Scaling ward-by-ward to compound facility revenue and significantly shorten future sales cycles.
03
Regional Referrals
Leveraging reference sites to trigger organic demand via clinical referrals.
04
Institutional Scaling
Integrating our infrastructure into national health budgets and large-scale NGO procurement.

From there, adoption expands ward by ward within facilities, spreads organically through peer referrals between hospitals, and ultimately converts into institutional procurement at the government and NGO level.

This model converts clinical trust into repeatable revenue, creating a durable growth engine built to scale across health systems, not just single facilities. This isn't theory, here's what embedded adoption looks like in practice:

- 558 clinicians trained across multi-country operations, and counting.
- 94% of users report neoGuard as their primary tool for reducing manual

monitoring.

- 81% of clinicians demand permanent integration into hospital processes.
- 100% real-time clinical data captured across every deployment.


Image courtesy of Efficiency for Access, taken by Avicography

Hospitals Don't Buy Impact
They Buy Outcomes

Hospital administrators aren't moved by mission statements, they're accountable to budgets, staff capacity, and patient outcomes. neoGuard earns its place because it solves real operational problems:

- Clinicians can prioritize the sickest patients without relying on instinct alone
- Missed deterioration events are reduced before they become emergencies
- Staff workload decreases without adding new burden or training overhead

The result is a device that doesn't just get purchased, it gets used, trusted, and eventually demanded. Once installed, neoGuard becomes essential infrastructure.


Hospitals are understaffed, overcrowded, and ill-equipped
01
neoGuard provides continuous patient visibility with a resilient, field-proven design.
02
Administrators value higher quality of care, lower operational strain, and tech that gets used
03
Clinicians have higher safety confidence, can detect crises faster, and experience less mental fatigue.
04

From Proof to Platform

Starting with newborns was a deliberate strategic choice. Neonatal care carries the highest clinical risk, the strictest regulatory requirements, and the lowest tolerance for failure. By succeeding here first, we cleared the hardest hurdles upfront, and proved that we can execute in the most demanding clinical environments on earth.



Image courtesy of Efficiency for Access, taken by Avicography

That foundation now unlocks something much larger. We are defining a new category of continuous patient monitoring built for environments where reliability, simplicity, and uptime matter more than feature density, and the

reliability, simplicity, and uptime matter more than feature density, and the same infrastructure that monitors newborns today is the platform that scales across pediatrics, maternity, and general wards tomorrow.

Monitoring is the entry point. Stronger systems are the outcome.


PHASE 3
PHASE 2
PHASE 1
Universal In-Patient Care (The $36B Market)
Lower acuity, highest volume, and broader infrastructure need.
Pediatrics (The Expansion)
High clinical demand but fewer hardware constraints than neonates.
Newborns (The Stress-Test)
Highest monitoring complexity, lower margin of error, and the strictest regulatory bar.

The Market Opportunity

We start with the hardest problem, and expand outward into a global platform.

Today we are selling into a $188M market for in-patient neonatal monitoring in Sub-Saharan Africa, where 70% of hospitals still have no continuous monitoring solution.

From there, our expansion path is clear: a $5.7B near-term market for neonatal and pediatric monitoring across global emerging markets, and a $35.8B long-term platform opportunity in patient monitoring across all ages and care settings worldwide.





We entered through the hardest door. The rest opens from here.


35.8B
5.7B
188M
TAM - $35.8 Billion
Monitoring in Emerging Markets Globally
The total global opportunity for comprehensive patient monitoring (In-patient & Out-patient) across all age demographics in emerging markets.
SAM - $5.7 Billion
Neonatal & Pediatric Monitoring in Emerging Markets
The regional monitoring market across emerging markets globally, encompassing pediatric, and neonatal care settings.
SOM - The "Unserved 70%"
Neonatal Monitoring in Sub-Saharan African
Our immediate entry point: In-patient neonatal monitoring within Sub-Saharan African hospitals.

From Data to Prevention

neoGuard doesn't just monitor patients, it captures continuous, high-fidelity clinical data that no one in these settings has ever had access to before. Over time, that data layer becomes something far more powerful than a monitoring device:

- Earlier detection of deterioration before it becomes a crisis
- Smarter prioritization of clinical resources across entire wards
- System-level visibility that helps health systems anticipate risk and intervene sooner

This is the platform opportunity. From a single device at the bedside to an intelligence layer across entire health systems, from saving individual lives to strengthening the infrastructure that protects all of them.


neopenda
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Facility A
Nairobi, Kenya
DATA DISPLAY OPTIONS
Unit:
New Born
Pediatric
Trauma
Maternity
All
Date Range:
Past Year
Past Quarter
Past Month
Past Week
Custom
Unit Dynamics
Facility A
9
Ave. Patients/Week
Facility A
46%
Premature (<37 wks)
Region 1
16
Ave. Patients/Week
Region 1
48%
Premature
Patients per Week
Graph
Table
Facility A
Region 1
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Patient Conditions
Birth asphyxia
Infection
Hypothermia
Prematurity
Respiratory Distress
Other
Facility A
Region 1
Patient Outcomes
Facility A
Region 1
Discharge
Transfer
Death

Our Team Bridges the Gap Between Cutting-Edge Technology and Real-World Needs

Neopenda's team spans Kenya, Nigeria, the United States, and Argentina, because building technology that works in the real world requires people who understand it firsthand.

Our biomedical engineers, pharma executives, and market builders bring careers shaped by Medtronic, GlaxoSmithKline, Eli Lilly, and Columbia University, combined with thousands of hours on the ground in the hospitals we serve.

We don't just understand the problem from the outside. We live and work in the communities where neoGuard is deployed.








Sona Shah
CEO & Co-founder



Teresa Cauvel
CTO & Co-founder



Stephanie Sanchez
Operations & Finance



Diana Byegon
Customer Success Manager



Washington Dinga
Sales Manager



Matthew Tomback
Principal Embedded Engineer



Ikechukwu Onah
Android Software Engineer



Ryan Cavanaugh
Supply Chain and Quality Lead

The medtech market is demonstrating strong appetite for validated clinical technology at scale. Recent IPOs including Ceribell (CBLL) and Kestra (KMTS) illustrate viable public market pathways for companies in our space, while investors in pediatric and wearable health technology, such as those backing Kiddo Health, are transacting at high multiples.

Strategic acquirers including large medtech players and global health-focused funds have a consistent track record of acquiring proven emerging market health infrastructure. Neopenda is committed to delivering returns for its investors and is building toward multiple viable exit pathways.

Why Invest Now

Most startups ask you to invest in possibility. Neopenda offers momentum.

The technical risk is gone, neoGuard is patented, regulated, and deployed in real hospitals. The market risk is shrinking fast, sales are growing, adoption is

repeatable, and expansion is underway. Capital now accelerates revenue, not R&D.

And the platform upside is just beginning. Early investors participate before recurring revenue and data economics are fully priced in.

But this round is about more than returns. Where you live shouldn't determine whether you live, and we're inviting our community of clinicians, parents, supporters, and everyday investors to be part of changing that. By investing in Neopenda, you're backing a proven product, a growing business, a massive underserved market, and a team already executing on the ground.

We're entering the phase where every dollar works harder. We'd love for you to be part of what comes next.

Milestones for This Community Round

This community round is a strategic component of our broader raise.

Its role is to pull forward the commercial milestones that convert demand into repeatable revenue, laying the foundation for company-level profitability.

250k USD Raised

Market Validation Across Diverse Revenue Streams

- Validate demand across multiple buyer types (hospitals, NGOs, governments)
- Strengthen customer success to support re-occurring sales and expansion

500k USD Raised

Operating Leverage & Margin Expansion

- Begin localized final assembly and packaging in Africa
- Reduce per-unit logistics and manufacturing costs
- Improve gross margin profile through supply-chain efficiency

750k USD Raised

Internal Engine for Scale

- Standardized sales playbooks and pipeline forecasting
- Scalable onboarding, training, and customer success systems
- Early data infrastructure groundwork for neoIntel

Built to Scale
Positioned to Exit

The medtech market is demonstrating strong appetite for validated clinical technology at scale. Recent IPOs including Ceribell (CBLL) and Kestra (KMTS) illustrate viable public market pathways for companies in our space, while

investors in pediatric and wearable health technology, such as those backing Kiddo Health, are transacting at high multiples.



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Strategic acquirers including large medtech players and global health-focused funds have a consistent track record of acquiring proven emerging market health infrastructure. Neopenda is committed to delivering returns for its investors and is building toward multiple viable exit pathways.

Invest in Neopenda Today


Image courtesy of Efficiency for Access, taken by Avicography

